Exhibit 4.39

THE SYMBOL “[***]” OR “[REDACTED]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL, AND (ii) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

Exclusive Option Agreement

This Exclusive Option Agreement (this “Agreement”) is entered into by and among the following Parties as of June 26, 2023 in Beijing, the People’s Republic of China (“China” or “PRC”, and, for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region and Taiwan):

(1)	Ucommune (Beijing) Technology Co., Ltd. (“优客工场（北京）信息技术有限公司”, hereinafter referred to as “WFOE”), a wholly foreign-owned limited liability company duly incorporated and validly existing in the PRC, having its registered address at No. 8A, Zhaofeng First Street, Zhaofeng Industrial Base, Zhaoquanying Town, Shunyi District, Beijing, China, and its unified social credit code as 91110113MA01GJH80T;

(2)	Beijing Ubazaar Technology Co., Ltd. (“北京优鲜集科技有限公司”, hereinafter referred to as “Target Company”), a limited liability company duly incorporated and validly existing in the PRC, having its registered address at 492 LG1, Bldg. 2, West Street Wanshou Road, Haidian District, Beijing, China, and its unified social credit code as 91110108MA01EBM04C; and

(3)	Cao Geng (“曹庚”, hereinafter referred to as “TC Shareholder”), a natural person with Chinese nationality, having his PRC ID number as [***].

The foregoing Parties are individually referred to as a “Party” or such “Party”, and collectively referred to as the “Parties”.

WHEREAS:

1.	As of the date of this Agreement, TC Shareholder holds 100% of the equity interests in Target Company;

2.	The Parties hereto enter into the Shareholder Rights Proxy Agreement and the Equity Pledge Agreement as of the date of this Agreement, and WFOE and Target Company enter into the Exclusive Business Cooperation Agreement as of May 20, 2019 (this Agreement, the Exclusive Business Cooperation Agreement, the Shareholders Rights Proxy Agreement, and the Equity Pledge Agreement, as amended from time to time, are collectively referred to as the “VIE Agreements”); and

3.	TC Shareholder and Target Company severally and jointly agree to grant WFOE, and WFOE agrees to accept, an exclusive option allowing WFOE to request TC Shareholder to sell to it all his equity interests in Target Company and/or to request Target Company to sell to it all assets owned by Target Company, subject to Chinese Laws (as defined below).

NOW, THEREFORE, the Parties, upon amicable negotiation, agree on the said exclusive option as follows:

Article 1 Grant of Option

1.1	TC Shareholder and Target Company hereby irrevocably and unconditionally grant WFOE an exclusive option to purchase, or designate one or more persons (each, a “Designee”) to purchase, all or part of equity interests held by TC Shareholder in Target Company (“Optioned Interests”) from such TC Shareholder (such option being the “Equity Interest Option”), or all or part of assets owned by Target Company (“Optioned Assets”, including but not limited to the equity interests in any of Target Company’s subsidiaries held by such Target Company, and the equity interests in any company directly or indirectly participated by Target Company) from such Target Company (such option being the “Asset Option”, together with the “Equity Interest Option”, collectively referred to as the “Exclusive Option”), at any time during the Term, in such manner and by such steps as determined by WFOE at its sole discretion, and at such price as set out in Article 3 hereof, to the extent permitted by Chinese Laws (including any laws, regulations, rules, notices, interpretations or other binding documents issued by any State or local legislative, administrative or judicial authorities before or after the effective date of this Agreement, hereinafter referred to as “Chinese Laws”). Any other Party than WFOE and/or the Designee(s) shall have such Exclusive Option.

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1.2	The Exclusive Option is a sole and exclusive right entitled to WFOE or the Designee(s). Without the prior written consent of WFOE, TC Shareholder and/or Target Company may not sell, offer for sale, transfer, bestow, pledge, encumber or otherwise dispose of, in whole or in part, the Optioned Interests or the Optioned Assets to any other person, or authorize any other person to purchase all or part of the Optioned Interests or the Optioned Assets. Target Company hereby agrees that TC Shareholder may grant the Exclusive Option to WFOE or the Designee(s). The term “person”, for the purposes of this Paragraph and any other Articles hereof, shall include natural persons, corporations, partnerships or other unincorporated associations.

Article 2 Exercise of Option

2.1	WFOE shall exercise the Exclusive Option subject to the provisions of Chinese Laws. WFOE may, at its absolute and sole discretion, determine when, how and how often to exercise the Exclusive Option.

2.2	WFOE and/or the Designee(s) shall give TC Shareholder and Target Company an exclusive option exercise notice (the “Exercise Notice”), specifying: (a) the decision of WFOE and/or the Designee(s) to exercise the Exclusive Option; (b) the share of the Option Interests or the scope of the Optioned Assets; (c) the manner in which and the date when the Option Interests or the Optioned Assets will be purchased; and (d) the purchase price. Upon receipt of such Exercise Notice, TC Shareholder shall, pursuant to such notice, transfer all the Optioned Interests or Optioned Assets to WFOE and/or the Designee(s) in such manner as specified in Article 2.3 hereof.

2.3	After WFOE has given the Exercise Notice to TC Shareholder and Target Company:

(1)	TC Shareholder and/or Target Company shall, within TWENTY (20) business days as of the date on which such notice is served on TC Shareholder and/or Target Company, make and execute a transfer agreement and all other necessary documents in connection with such transfer of the Optioned Interests or the Optioned Assets (“Transfer Agreements”);

(2)	The closing of the Optioned Interests (subject to the registration of change in ownership interests at any competent Administration for Industry and Commerce) and the delivery of the Optioned Assets shall be completed not later than SIX (6) months after such notice is served on TC Shareholder and/or Target Company, or such other time as the Parties may agree upon in writing depending on the actual situation and under the laws then in force;

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(3)	TC Shareholder and Target Company shall take all necessary actions to complete all required government approvals, filings or registrations, transfer the Optioned Interests or the Optioned Assets to WFOE and/or the Designee(s) free of any security interest, and complete the necessary registration procedures (if applicable). For the purposes of this Agreement, the term “security interest” shall include sureties, mortgages, pledges, proxy of shareholder rights, third-party rights or interests, any stock option, acquisition right, preemptive right, right of set-off, ownership retention or other security arrangements, but shall not include any security interest attached under the VIE Agreements entered into by and among the Parties on the date of this Agreement; and

(4)	TC Shareholder and Target Company shall take all necessary actions to ensure that the transfer of the Optioned Interests or Optioned Assets will not be precluded in substance or procedure. Other than those conditions expressly specified in this Agreement, neither TC Shareholder nor Target Company shall impose any obstacles or restrictions on the transfer of the Optioned Interests or the Optioned Assets to WFOE.

Article 3 Transfer Price for Optioned Interests

When WFOE and/or the Designee(s) exercise the Exclusive Option against TC Shareholder, the transfer price for the Optioned Interests shall be the lowest price as permitted by Chinese Laws at the time of such exercise. TC Shareholder hereby irrevocably agrees that, upon receipt of such transfer price paid by WFOE and/or the Designee(s), if requested by WFOE, such price shall be refunded to WFOE and/or the Designee(s) within TEN (10) business days in a manner as required by law.

Article 4 Representations, Warranties and Covenants

4.1	TC Shareholder and Target Company, severally and jointly, hereby irrevocably warrant and covenant that:

(1)	without the prior written consent of WFOE, they will not in any way supplement, change or amend the business scope of Target Company, its Articles of Association, increase or decrease its registered capital or otherwise change its structure of registered capital;

(2)	they will, according to good financial and business standards and practices, maintain Target Company in good standing, and conduct its business and affairs on a prudent and effective basis;

(3)	without the prior written consent of WFOE, they will not, at any time as of the effective date of this Agreement, sell, transfer, bestow, create a charge over or otherwise dispose of, or allow the attachment of any other security interest to, any legitimate proceeds from or beneficial interests in any asset, business or income of Target Company and its subsidiaries;

(4)	they will not terminate or cause the management to terminate any of the VIE Agreements executed by Target Company, or enter into any agreement inconsistent with the existing VIE Agreements;

(5)	they will not incur or allow Target Company and its subsidiaries to incur any indebtedness other than: (i) any indebtedness incurred during the ordinary or normal course of business; (ii) any loan borrowed or indebtedness incurred beyond the ordinary or normal course of business of Target Company and with an amount of less than RMB 100,000; and (iii) any other indebtedness that has been disclosed to WFOE and approved by WFOE in writing;

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(6)	they will keep conducting its business within the business scope of Target Company, and will not change the primary business of Target Company or any of its subsidiaries, or conduct any transaction or act that may materially adversely affect the operations and the value of assets of Target Company;

(7)	without the prior written consent of WFOE, Target Company and its subsidiaries will not enter into any major contract with a total price exceeding RMB 100,000 (other than those entered into during the ordinary course of business);

(8)	without the prior written consent of WFOE, Target Company and its subsidiaries will not provide any person with any loan or security with an amount exceeding RMB 100,000;

(9)	WFOE shall have the right to request Target Company and its subsidiaries to provide it or the Designee(s) with all information concerning the employment, operations and financial conditions of Target Company;

(10)	without the prior written consent of WFOE, Target Company will not cause or permit the split-up of Target Company, or its merge into or consolidation with any person, or its acquisition of or by any person, or its investment exceeding RMB 100,000 in any person;

(11)	they will promptly notify WFOE of any legal, arbitral or administrative proceedings that have been instituted or may be instituted in respect of any asset, business and income of Target Company and its subsidiaries, and will take all necessary measures as reasonably required by WFOE;

(12)	they will execute all necessary or appropriate documents, take all necessary or appropriate actions, file all necessary or appropriate claims, or make necessary and appropriate defenses against all claims for the purpose of maintaining the ownership by Target Company or any of its subsidiaries of all its assets;

(13)	if WFOE is frustrated in the exercise of the Exclusive Option due to the failure of TC Shareholder or Target Company to fulfill its/his tax obligations under any applicable law, WFOE shall have the right to request Target Company or TC Shareholder to fulfill such tax obligations, or remit such outstanding taxes on its/his behalf, which shall be paid by it/him to WFOE prior to such remittance; and

(14)	without the prior written consent of WFOE, Target Company will not in any way pay TC Shareholder any bonuses, dividends, distributable benefits and/or other proceeds derived from any assets and the equity interests held by TC Shareholder. If TC Shareholder receives any of the foregoing benefits, he shall notify WFOE within THREE (3) business days and immediately refund such benefits to WFOE pursuant to this Agreement. For the avoidance of doubt, during the Term of this Agreement and upon termination of this Agreement, all benefits received by WFOE will not be refunded to TC Shareholder.

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For the avoidance of doubt, the Parties agree that the warranties in Article 4.1 shall apply, mutatis mutandis, to any subsidiary held by Target Company from time to time.

4.2	TC Shareholder hereby irrevocably warrants and covenants that:

(1)	without the prior written consent of WFOE, he will not sell, transfer, pledge or otherwise dispose of any equity interests or beneficial interests in Target Company held by him, or allow the imposition of any encumbrance thereon (other than such pledge on the equity interests in Target Company created under the Equity Pledge Agreement entered into by the Parties on the date of this Agreement);

(2)	without the prior written consent of WFOE, he will not execute any Shareholder Decision to approve the sale, transfer, pledge or other disposal of any equity interests or legitimate or beneficial interests in any asset, or allow the imposition of any encumbrance thereon, unless such disposal is conducted to or for WFOE or the Designee(s);

(3)	without the prior written consent of WFOE, he will not execute any Shareholder Decision to approve the consolidation or association of Target Company with any person, its merger into or acquisition by any person, its investment in any person, its split-up, change of registered capital or change of corporate form;

(4)	each time WFOE exercises the Exclusive Option, he shall execute the appropriate Shareholder Decision to approve the transfer of the Optioned Interests or the Optioned Assets as provided for in this Agreement;

(5)	he will promptly notify WFOE of any legal, arbitral or administrative proceedings that have been instituted or may be instituted in respect of the equity interests in or the assets of Target Company owned by him (other than those involved during the ordinary course of business);

(6)	without the prior written consent of WFOE, he will not appoint or remove any director or supervisor of Target Company or any other officer of Target Company who shall be appointed by TC Shareholder, and he will, at WFOE’s request, appoint or engage any person designated by WFOE as the director or officer of Target Company;

(7)	he will procure Target Company not to, in any way, pay TC Shareholder any bonuses, dividends, distributable benefits and/or other proceeds derived from any assets and the equity interests held by TC Shareholder without the prior written consent of WFOE; and

(8)	he will strictly comply with the provisions of this Agreement and other contracts executed jointly or severally by the Parties hereto, fully perform his obligations hereunder and thereunder, and refrain from any act or omission that may affect the validity or enforceability hereof and thereof.

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4.3	TC Shareholder and Target Company hereby, jointly and severally, represent and warrant irrevocably to WFOE that, as of the effective date of this Agreement and each time when the Exclusive Option is exercised:

(1)	TC Shareholder and Target Company are respectively an entity duly incorporated, validly existing and with full civil capacity and a natural person with full civil capacity;

(2)	TC Shareholder and Target Company shall have the full power and authority to execute, deliver and perform this Agreement and all other documents to be executed by them in connection with the rights and obligations hereunder;

(3)	TC Shareholder and Target Company have duly and properly executed and delivered this Agreement and all other documents to be executed by them in connection herewith, and this Agreement and such other documents shall be legally binding on them as of the effective date;

(4)	the execution, delivery and performance of this Agreement or Transfer Agreements by TC Shareholder and Target Company: (i) will not conflict with, be contrary to, or, upon receipt of the relevant notice or with the passage of time, violate: (a) its Business License, Articles of Association, permits, the approval by competent government authority for its establishment, any agreement regarding its establishment or other constitutive documents; (b) any other law to which it/he is subject; (c) any contract, agreement, lease or other document to which it/he is a party (severally or jointly) or to which it/he is or its assets are subject; (ii) will not result in the creation of any charge or other encumbrance on its assets, or allow any third party to create such charge or other encumbrance thereon (other than such pledge on the equity interests in Target Company created under the Equity Pledge Agreement entered into by the Parties on the date of this Agreement); (iii) will not result in the termination or amendment of the terms of any contract, agreement, lease or other document to which it/he is a party (severally or jointly) or to which it/he is or its assets are subject, or allow any third party to terminate or amend the terms thereof; and (iv) will not result in the suspension, revocation, forfeiture, damage or non-renewal of any approval, permit or registration of or at the competent government authority applicable to him or Target Company and its subsidiaries;

(5)	Target Company has good and disposable title to all its assets, and unless otherwise agreed upon by the Parties in the VIE Agreements, Target Company has not imposed any encumbrance on such assets;

(6)	Target Company has not incurred any outstanding indebtedness other than (i) any indebtedness incurred during the ordinary course of business; and (ii) any indebtedness that has been disclosed to WFOE and approved by WFOE in writing;

(7)	Target Company has complied with all Chinese Laws governing asset and equity acquisitions;

(8)	TC Shareholder is the legitimate and valid owner of the equity interests in Target Company held by him. Unless otherwise agreed upon by the Parties in the VIE Agreements, TC Shareholder has not imposed any encumbrance on such equity interests;

(9)	they will, immediately upon request by WFOE at any time, transfer the equity interests in or the assets of Target Company held by it/him to WFOE and/or the Designee(s), and waive its/his preemptive right to purchase such equity interests or assets to be transferred;

(10)	they will, prior to the transfer of such equity interests or assets to WFOE, execute all necessary or appropriate documents, take all necessary or appropriate actions, file all necessary or appropriate claims, or make necessary and appropriate defenses against all claims for the purpose of maintaining the ownership by them of the Optioned Interests or the Optioned Assets; and

(11)	no pending or threatened legal, arbitral or administrative proceedings in respect of the Optioned Interests or the Optioned Assets or in respect of Target Company have been instituted or will be instituted.

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4.4	TC Shareholder warrants to WFOE that TC Shareholder has made, and procure his heir, successor, agent, and administrator to make (if applicable), all proper arrangements, and has executed all necessary documents to ensure that, in the event of transfer of his equity interests, his death, incapacity, or divorce, or any other circumstance that may affect the disposal of his equity interests in Target Company, his heir, creditor, assign, successor, agent, administrator, or any other person who may become entitled to such equity interests or related rights therefor, will continue to comply with and perform his obligations hereunder on his behalf, such that the performance of this Agreement will not be affected or precluded. TC Shareholder further warrants to WFOE that he will continue to comply with the VIE Agreements.

Article 5 Term

5.1	This Agreement shall become effective upon execution by the Parties, and continue until the Parties terminate this Agreement in writing, or all equity interests held by TC Shareholder in Target Company have been duly and validly transferred to WFOE and/or the Designee(s) (i.e., all equity interest in Target Company has appeared to be registered in the name(s) of WFOE and/or the Designee(s)) or all assets of Target Company have been duly and validly transferred to WFOE and/or the Designee(s). This Agreement will be irrevocable upon its entry into effect. Notwithstanding the foregoing and Article 6 hereof, WFOE shall have the right to terminate this Agreement at any time by giving a 30-day written notice to other Parties hereto, and without liability for its unilateral termination.

5.2	Each Party shall, within THREE (3) months prior to the expiration of its respective business term, complete the approval and registration procedures for the extension of such business term to extend the Term of this Agreement accordingly.

5.3	Upon termination of this Agreement, the rights and obligations of the Parties under Articles 8, 9 and 5.3 hereof shall survive such termination.

Article 6 Liability for Breach

6.1	The Parties agree and acknowledge that, if any Party (“the Defaulting Party”) materially breaches any of its/his covenant made hereunder, or materially fails to perform, or delays in the performance of, any of its/his obligations hereunder, such Party shall be deemed to have been in default under this Agreement (a “Default”), and the Non-Defaulting Party shall have the right to request the Defaulting Party to rectify or cure such Default within a reasonable period. If the Defaulting Party fails to rectify or cure such Default within such reasonable period or within TEN (10) business days after the Non-Defaulting Party gives the Defaulting Party a written notice of such request for rectification, the Non-Defaulting Party may, at its sole discretion, held the Defaulting Party liable as follows:

(1)	(if TC Shareholder or Target Company is the Defaulting Party,) WFOE shall have the right to terminate this Agreement and held the Defaulting Party liable for its damages; or

(2)	(if WFOE is the Defaulting Party,) the Non-Defaulting Party shall have the right to held WFOE liable for its/his damages, but shall not have the right to terminate or rescind this Agreement unless otherwise provided by law(i.e., in no event shall any Party (other than WFOE) have the right to terminate or rescind this Agreement).

6.2	Notwithstanding other provisions of this Agreement, this Article shall survive the termination of this Agreement.

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Article 7 Taxes and Fees

7.1	All taxes and fees incurred for the transfer of equity interests or assets shall be respectively paid by each Party as required by Chinese Laws.

7.2	Unless otherwise stipulated in this Agreement, each Party shall be solely responsible for its own fees to be paid in the drafting, negotiation, execution and performance of this Agreement.

Article 8 Governing Law and Dispute Settlement

8.1	The execution, validity, interpretation, performance of and the settlement of any dispute arising out of this Agreement shall be governed by and construed in accordance with Chinese Laws.

8.2	In the case of any dispute arising out of or in connection with the performance of this Agreement, any Party may submit such dispute to the China International Economic and Trade Arbitration Commission for arbitration in Beijing in accordance with its arbitration procedures and rules then in force. The arbitration shall be conducted on a confidential basis. The language of arbitration shall be Chinese. The arbitral award shall be final and binding on the Parties.

8.3	During the arbitral proceedings, except for the matters under dispute among the Parties and under arbitration, the Parties shall continue to have their respective other rights hereunder and perform their respective obligations hereunder.

Article 9 Confidentiality

9.1	Before the date of this Agreement and during the Term of this Agreement, a Party (“Discloser”) has disclosed or may from time to time disclose its/his Confidential Information (including but not limited to business information, customer data, financial data, contracts, etc.) to any other Party (“Recipient”). The Recipient shall keep such Confidential Information confidential, and may not use such Confidential Information for purposes other than those expressly set forth in this Agreement. The foregoing provisions are not applicable to any information: (i) which the Recipient proves that it/he has possessed with written records made prior to disclosure by the Discloser to it/him; (ii) which is or will be in the public domain not through the Recipient’s breach of this Agreement; (iii) which the Recipient obtains from any third party not subject to such confidentiality obligations; and (iv) which is to be disclosed by any Party as required by relevant laws, regulations or regulatory authorities, or to its employees, agents, legal counsels or financial advisers during its ordinary course of business (provided that the Recipient shall procure that the foregoing persons comply with the relevant terms and conditions of this Agreement and be liable for their breach of such terms and conditions).

9.2	The foregoing confidentiality obligations shall be continuing to the Parties hereto, and shall survive the termination of this Agreement.

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Article 10 Further Assurance

Each Party agrees that it/he will promptly execute such documents and take such further actions as are reasonably required or advisable to carry out the provisions and purposes of this Agreement.

Article 11 Force Majeure

11.1	“Force majeure” means any event that is unforeseeable, unavoidable and insurmountable, making it partially or completely impossible for a Party hereto to perform this Agreement. Such events include, but are not limited to, natural disasters, storms, tornadoes and other weather conditions, strikes, lockouts, shutdowns or other industrial issues, wars, riots, conspiracies, acts of enemy countries, terrorist acts or violent acts by criminal organizations, blockades, serious diseases or epidemics, earthquakes or other crustal movements, floods and other natural disasters, bomb explosions or other explosions, fires, accidents, changes in law or its application.

11.2	If a force majeure event occurs, which affects the performance of a Party’s obligations hereunder, such Party’s obligations shall be automatically suspended during the delay due to such force majeure event, and the period of performance shall be automatically extended for a period equivalent to the period of suspension, during which such Party will not be subject to punishments or liabilities therefor. In the event of any force majeure event, the Parties shall immediately negotiate to seek for a fair solution, and make all reasonable efforts to minimize the effects of such force majeure event.

Article 12 Notice

12.1	Any notice or written communication given by a Party to any other Party (including but not limited to written documents or notices under this Agreement) shall be promptly sent or delivered to such other Party by letter (including through courier services) or e-mail. The service date of such notice or communication shall be the THIRD (3rd) business day upon posting of such letter (if delivered by letter (including through courier services) or the date on which the message arrives at such other Party’s system (if delivered by e-mail).

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12.2	For notice purposes, the contact details of the Parties hereto are as follows:

(1)	For Ucommune (Beijing) Technology Co., Ltd. (“优客工场（北京）信息技术有限公司”):

Address: 8/F, Block D, Sunshine 100, Guanghua Road, Chaoyang District, Beijing, China

Contact: Cao Geng

Phone Number: [***]

Email: [***]

(2)	For Beijing Ubazaar Technology Co., Ltd. (“北京优鲜集科技有限公司”):

Address: 8/F, Block D, Sunshine 100, Guanghua Road, Chaoyang District, Beijing, China

Contact: Cao Geng

Phone Number: [***]

Email: [***]

(3)	For Cao Geng (“曹庚”):

Address: 8/F, Block D, Sunshine 100, Guanghua Road, Chaoyang District, Beijing, China

Phone Number: [***]

Email: [***]

12.3	Any Party may change the address at which it/he receives any notice by giving a notice to other Parties in the manner as required by this Article.

Article 13 Miscellaneous

13.1	If any provision of this Agreement is held to be invalid, illegal or unenforceable under Chinese Laws, all other provisions of this Agreement shall remain in full force and effect. Where any such provision is held to be invalid, illegal or unenforceable, the Parties hereto shall negotiate in good faith to amend this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner.

13.2	If any relevant regulatory authority provides any opinions for amendment to this Agreement, the Parties shall negotiate to amend this Agreement according thereto.

13.3	This Agreement shall supersede any other prior agreement (written or oral) entered into by the Parties in respect of the matters set forth herein, and constitute the entire agreement among the Parties hereto.

13.4	Any Party may waive the terms and conditions of this Agreement, provided that such waiver shall be made in writing and executed by the Parties. Any Party’s waiver of breach by any other Party under certain circumstances shall not operate as such Party’s waiver of similar breach by any other Party under other circumstances.

13.5	During the Term of this Agreement, a Party may not assign part or all of its/his rights or obligations hereunder to any third party without the prior written consent of other Parties, but WFOE shall have the right to assign all or part of its rights and obligations hereunder without the consent of other Parties. This Agreement shall be legally binding on the Parties hereto and their permitted successors and assigns.

13.6	Any amendment or supplement to this Agreement must be made in writing, and may not become effective until properly executed by the Parties hereto, unless such amendment or supplement is made in connection with the assignment by WFOE of its rights hereunder under Article 13.5. If such amendment or supplement requires any permit of and/or any registrations at or filings with any government authority, the Parties shall obtain such permit and/or complete such registrations or filings.

13.7	This Agreement shall be executed in FIVE (5) counterparts, one of which shall be held by each Party, the rest of which shall be retained by Target Company, and each of which shall be equally authentic.

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(This page is the signature page for this Exclusive Option Agreement, and contains no text.)

Ucommune (Beijing) Technology Co., Ltd. (“优客工场（北京）信息技术有限公司”) (Seal):

/s/ Seal of Ucommune (Beijing) Technology Co., Ltd.

Legal Representative or Authorized Representative (Signature):	/s/ Daqing Mao

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(This page is the signature page for this Exclusive Option Agreement, and contains no text.)

Beijing Ubazaar Technology Co., Ltd. (“北京优鲜集科技有限公司”) (Seal):

/s/ Seal of Beijing Ubazaar Technology Co., Ltd.

Legal Representative or Authorized Representative (Signature):	/s/ Geng Cao

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(This page is the signature page for this Exclusive Option Agreement, and contains no text.)

Cao Geng (“曹庚”):

Signature:	/s/ Geng Cao

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